

August 8, 2003

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



03029313



SEC MAIL
RECEIVED
AUG 14 2003
WASH. D.C.
181
SECTION

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se


TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of approximately SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Tornet is selling Vaxholmsbostäder

Tornet is selling AB Vaxholmsbostäder as JM has decided to take up the option issued by Tornet. The sale will have an effect on income after tax of SEK 108 million in the third quarter of 2003.

Vaxholmsbostäder consists of 30 properties, mainly housing. All properties are situated in the municipality of Vaxholm. The sales price for the shares in Vaxholmsbostäder has been set on the basis of external assessed market value for the properties on 31 December 2002. More information about the properties sold is available on Tornet's website www.tornet.se under the heading Properties/List of properties.

Danderyd, 1 July 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00


TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of approximately SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Tornet's repurchase

Tornet has repurchased 441,684 shares, corresponding to 1.7 per cent of the number of outstanding shares, up to 30 June 2003.

Tornet started its third repurchase programme at the end of March 2003. Repurchase has taken place relatively evenly over the period with an interruption for the periods when repurchase is not permitted. Repurchase has taken place at an average price of SEK 155.06. The number of outstanding shares is 26,562,246. In all, 5,984,765 shares were traded in the first six months of 2003.

Danderyd, 1 July 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00